UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the month of January 2004

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Austral Pacific House, 284, Karori Rd, Wellington 6033 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   ___X____     Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ___X____ No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

 0-29344

SUBMITTED HEREWITH

Exhibits

EX-99	NOTICE OF AUDITOR REPLACEMENT
EX-99	NOTICE OF AUDITOR REPLACEMENT
EX-99	NOTICE OF AUDITOR REPLACEMENT
EX-99	NOTICE OF AUDITOR REPLACEMENT

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: January 22nd, 2004	By:	/s/ David Newman

(Signature)

David Newman
Director

AUSTRAL PACIFIC ENERGY LTD.
Indo-Pacific House, 284 Karori Road
Karori, Wellington, New Zealand 6033

NOTICE OF CHANGE OF AUDITOR

TO: BDO SPICERS, Chartered Accountants
AND TO: BDO DUNWOODY LLP, Chartered Accountants

NOTICE IS HEREBY GIVEN that, on the advice of the Audit Committee of the Company, the Board of Directors of the Company resolved with effect from 31 December 2003 that:

The resignation of BDO Spicers, Chartered Accountants, on 31 December 2003, as auditor of the Company be accepted , and

BDO Dunwoody LLP, Chartered Accountants, be appointed as auditor of the Company to be effective 31 December 2003, to hold office until the next annual meeting at a remuneration to be fixed by the directors.

In accordance with National Policy Statement 31 (“NPS 31”) we confirm that:

BDO Spicers was asked to resign as auditor of the Company to facilitate the appointment of BDO Dunwoody LLP, a national firm with offices in British Columbia, Canada;

BDO Spicers has not expressed any reservation in its reports for the two most recently completed fiscal years of the Company, nor for the period from the most recently completely period for which BDO Spicers issued an audit report in respect of the Company and the date of this Notice;

the resignation of BDO Spicers and appointment of BDO Dunwoody LLP as auditor of the Company were considered and approved by the Audit Committee and the Board of Directors of the Company;

in the opinion of the Board of Directors of the Company, no “reportable event” as defined in NPS 31 has occurred in connection with the audits of the two most recently completed fiscal years of the Company, nor any period from the most recently completed period for which BDO Spicers issued an audit report in respect of the Company and the date of this Notice; and

the Notice and Auditor’s Letters have been reviewed by the Audit Committee and the Board of Directors.

Dated this 9th day of January, 2004.

Austral Pacific Energy Ltd.

Per:
David John Bennett
President and Chief Executive Officer

BDO Dunwoody LLP 600 Park Place

Chartered Accountants and Consultants 666 Burrard Street

Vancouver, BC, Canada V6C 2X8

Telephone: (604) 688-5421

Telefax: (604) 688-5132

E-mail: vancouver@bdo.ca

www.bdo.ca

January 9, 2004

British Columbia Securities Commission

PO Box 10142, Pacific Centre

701 West Hastings Street

Vancouver, BC

V7Y 1L2

Alberta Securities Commission

4th Floor, 300 -5th Avenue SW

Calgary, AB

T2P 3C4

Attention: Statutory Filings

Dear Sirs:

Re: Austral Pacific Energy Ltd. (the “Company”)

We acknowledge receipt of a Notice of Change of Auditor (the “Notice”) dated January 9, 2004 given by the Company to ourselves and BDO Spicers, Chartered Accountants.

Based on our information as of this date, we agree with the statements set out in the Notice.

Yours truly,

/s/ BDO Dunwoody LLP

Chartered Accountants

c.c. Amish Vallabh

Austral Pacific Energy Ltd.

BDO SPICERS
Chartered Accountants & Advisers

BDO House
99-105 Customhouse Quay
PO Box 10 340
Wellington, New Zealand
Tel: 04 472 5850
Fax: 04 473 3582
DX SP20033
partners@wlg.bdospicers.com
www.bdospicers.com

13 January 2004

British Columbia Securities Commission
701 West Georgia Street
Vancouver, B.C. V7Y 1L2
Canada

Alberta Securities Commission
4th Floor, 300 – 5th Avenue S.W.
Calgary, Alberta T2P 3C4
Canada

Dear Sirs:

Change of Auditor of Austral Pacific Energy Ltd. (the "Company")

Yours faithfully
BDO SPICERS

BDO Spicers

Member of the Institute of Chartered Accountants of New Zealand

Wellington

Member Firms in
Bay of Islands
Auckland
Hamilton
Rotorua
Christchurch
Invercargill

Member of BDO International

Partners
R M Barlow
R H Farrant
P G Hodson
V Wu

Consultants
A Goldman
I R Kirker

Principals
D P Haines
M K Rania

Consultants and Principals do not share partners' liabilities for the firm

BDO SPICERS
Chartered Accountants & Advisers

BDO House
99-105 Customhouse Quay
PO Box 10 340
Wellington, New Zealand
Tel: 04 472 5850
Fax: 04 473 3582
DX SP20033
partners@wlg.bdospicers.com
www.bdospicers.com

31 December 2003

Dear Sirs:

We hereby submit our resignation as auditor of Austral Pacific Energy Ltd. (the "Company") effective today. No reportable event, as defined in National Policy No. 31 of the Canadian Securities Administrators, has arisen from our engagement as auditor of the Company.

Yours faithfully
BDO SPICERS

BDO Spicers

Member of the Institute of Chartered Accountants of New Zealand

Wellington

Member Firms in
Bay of Islands
Auckland
Hamilton
Rotorua
Christchurch
Invercargill

Member of BDO International

Partners
R M Barlow
R H Farrant
P G Hodson
V Wu

Consultants
A Goldman
I R Kirker

Principals
D P Haines
M K Rania

Consultants and Principals do not share partners' liabilities for the firm

AUSTRAL PACIFIC ENERGY LTD.
(THE “COMPANY”)

CERTIFICATE OF OFFICER

In connection with the proposed change of auditor of the Company from BDO Spicers to BDO Dunwoody LLP I, David John Bennett, President and Chief Executive Officer of the Company, hereby certify for and on behalf of the Company that the Audit Committee and the Board of Directors of the Company have reviewed the Company’s Notice of Change of Auditor dated 9th January, 2004, to BDO Spicers and BDO Dunwoody LLP and their respective responses thereto, copies of which are attached hereto.

DATED at Wellington, New Zealand, 22nd January, 2004.

David John Bennett
President and Chief Executive Officer